FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Interim Business Report First half of the fiscal year ending March 31, 2007

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 26, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

Translated document

This message has been prepared in English solely for the convenience of foreign readers, based on “Kabunushi no minasamae”. The original message in Japanese is definitive.

Message to Shareholders

Mitsui & Co., Ltd. (Mitsui) has announced an amendment to its six-month operating results published in its 88th Interim Business Report previously delivered to shareholders, reflecting losses in relation to naphtha trading transactions at its subsidiary Mitsui Oil (Asia) Pte. Ltd. (MOAS, Headquarters: Singapore).

It was discovered in November 2006 that one of the traders at MOAS had incurred but hidden by deceptively reporting significant unrealized losses on physical and futures trading of naphtha. As of December 19 2006, accumulated losses realized through orderly liquidation of these transactions amounted to ¥9.6 billion (U.S. $81 million) before tax.

Based on the results of internal investigations, Mitsui has revised its six-month operating results in its 88th Interim Business Report which were previously delivered to shareholders (please refer to the amended Consolidated Balance Sheet and Statement of Consolidated Income as shown in Page 2 to 5). Net income of the first half of the fiscal year ending March 31, 2007 has been revised to ¥154.5 billion, down by ¥4.7 billion from ¥159.2 billion as previously reported. For the details of Mitsui’s financial statements following this revision please refer to Mitsui’s website at: http://www.mitsui.co.jp/en/ir/library/business/.

The annual forecast of Mitsui’s consolidated net profit of ¥300 billion for the year ending March 31, 2007, and the interim dividend of ¥17 per share, remain unchanged.

An internal investigation into this incident is ongoing, and based on the results of such investigation, Mitsui will implement measures necessary to prevent the recurrence of similar incidents in future. Mitsui recognizes the seriousness of the incident and will continue to make efforts to improve its group-wide internal controls.

December 2006

Mitsui & Co., Ltd.

President and Chief Executive Officer

Shoei Utsuda

Continued

CONSOLIDATED BALANCE SHEETS (Unaudited)

(Revisions are shown by an underline.)

ASSETS

(Millions of Yen)	September 30, 2006	March 31, 2006
Current Assets:
Cash and cash equivalents	¥706,464	¥697,065
Time deposits	8,343	37,028
Marketable securities	167,945	26,860
Trade receivables:
Notes and loans, less unearned interest	487,647	439,187
Accounts	2,112,643	1,997,093
Associated companies	170,967	169,709
Allowance for doubtful receivables	(27,233)	(26,703)
Inventories	752,497	695,754
Advance payments to suppliers	96,296	92,150
Deferred tax assets—current	26,196	32,569
Derivative assets	337,749	320,134
Other current assets	310,272	265,985

Total current assets	5,149,786	4,746,831

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,471,592	1,300,587
Other investments	964,794	935,675
Non-current receivables, less unearned interest	529,142	444,487
Allowance for doubtful receivables	(95,179)	(84,513)
Property leased to others—at cost, less accumulated depreciation	236,784	218,583

Total investments and non-current receivables	3,107,133	2,814,819

Property and Equipment—at Cost:
Land, land improvements and timberlands	197,256	203,170
Buildings, including leasehold improvements	354,725	349,904
Equipment and fixtures	466,658	472,069
Mineral rights	165,543	80,953
Vessels	22,339	22,376
Projects in progress	126,162	55,278

Total	1,332,683	1,183,750
Accumulated depreciation	(459,162)	(437,581)

Net property and equipment	873,521	746,169

Intangible Assets, less Accumulated Amortization	82,011	98,811

Deferred Tax Assets—Non-current	46,492	47,947

Other Assets	118,661	119,001

Total	¥9,377,604	¥8,573,578

2

LIABILITIES AND SHAREHOLDERS’ EQUITY

(Millions of Yen)	September 30, 2006	March 31, 2006
Current Liabilities:
Short-term debt	¥772,800	¥540,797
Current maturities of long-term debt	359,413	353,185
Trade payables:
Notes and acceptances	118,715	100,402
Accounts	2,046,939	1,762,224
Associated companies	100,313	108,252
Accrued expenses:
Income taxes	44,704	63,739
Interest	22,015	22,485
Other	75,238	72,848
Advances from customers	118,105	104,500
Derivative liabilities	259,030	214,460
Other current liabilities	168,455	168,049

Total current liabilities	4,085,727	3,510,941

Long-Term Debt, less Current Maturities	2,699,250	2,658,735

Accrued Pension Costs and Liability for Severance Indemnities	37,822	36,769

Deferred Tax Liabilities—Non-current	334,321	318,911

Other Long-Term Liabilities	254,306	252,155

Minority Interests	136,720	118,160

Shareholders’ Equity:
Common stock	295,797	295,766
Capital surplus	390,545	390,488
Retained earnings:
Appropriated for legal reserve	38,860	38,508
Unappropriated	955,286	825,306
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	205,376	216,099
Foreign currency translation adjustments	(56,536)	(83,279)
Minimum pension liability adjustment	(5,407)	(5,417)
Net unrealized gains and losses on derivatives	8,090	2,439

Total accumulated other comprehensive income (loss)	151,523	129,842

Treasury stock, at cost	(2,553)	(2,003)

Total shareholders’ equity	1,829,458	1,677,907

Total	¥9,377,604	¥8,573,578

3

STATEMENTS OF CONSOLIDATED INCOME (Unaudited)

(Revisions are shown by an underline.)

(Millions of Yen)	Six-Month Period ended September 30, 2006	Six-Month Period ended September 30, 2005
Revenues:
Sales of products	¥1,984,093	¥1,597,353
Sales of services	270,894	234,550
Other sales	69,628	52,240

Total revenues	2,324,615	1,884,143

Total Trading Transactions:
Six-month period ended September 30, 2006: ¥7,622,220 million
Six-month period ended September 30, 2005: ¥7,048,604 million
Cost of Revenues:
Cost of products sold	1,797,340	1,440,016
Cost of services sold	68,112	45,510
Cost of other sales	38,268	23,416

Total cost of revenues	1,903,720	1,508,942

Gross Profit	420,895	375,201

Other Expenses (Income):
Selling, general and administrative	285,019	259,167
Provision for doubtful receivables	1,610	1,218
Interest expense, net of interest income	17,920	9,835
Dividend income	(28,119)	(16,074)
Gain on sales of securities—net	(26,545)	(14,074)
Loss on write-down of securities	3,207	3,499
Gain on disposal or sales of property and equipment—net	(1,236)	(216)
Impairment loss of long-lived assets	9,964	4,771
Compensation and other charges related to DPF incident	(3,864)	9,000
Other expense—net	22,331	328

Total other expenses	280,287	257,454

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	140,608	117,747

[Continued on next page]

4

[Continued from previous page]

Income Taxes:
Current	67,620	46,782
Deferred	(8,887)	16,799

Total	58,733	63,581

Income from Continuing Operations before Minority Interests and Equity in Earnings	81,875	54,166
Minority Interests in Earnings of Subsidiaries	(5,203)	(9,001)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	74,512	38,828

Income from Continuing Operations	151,184	83,993
Income from Discontinued Operations—Net (After Income Tax Effect)	3,271	(800)

Net Income	¥154,455	¥83,193

Note:	In accordance with Statement of Financial Accounting Standards No.144, the figures for the six-month period ended September 30, 2005 relating to discontinued operations have been reclassified.

5

MITSUI & CO., LTD.

Interim Business Report

April 1, 2006 to September 30, 2006

The 88th fiscal year of Mitsui & Co., Ltd.

Translated document

This report has been prepared in English solely for the convenience of foreign readers, based on the *Chukanhokokusho* for the first half of Mitsui's 88th fiscal year. The original report in Japanese is definitive.

Terminology

In this translated report, the terms the "Company" or "Mitsui" refer to Mitsui & Co., Ltd.

From the President

We are pleased to bring you the Interim Business Report for our 88th fiscal year, which ends on March 31, 2007.

The economic environment was strong during the interim period from April 1, 2006 to September 30, 2006, and we achieved consolidated net income of ¥154.5 billion and non-consolidated net income of ¥71.7 billion. Both these results are considerably higher than the previous interim period. Commensurate with this outcome, we have revised our full-year forecast for consolidated net income upwards to ¥300.0 billion.

The interim dividend for the interim period has been increased to ¥17 per share, ¥7 per share higher than for the previous interim period. Moreover, based on our dividend policy of targeting a consolidated payout ratio of 20% and assuming we achieve the above-mentioned consolidated net income target for the year of ¥300.0 billion, we plan to increase the total dividend for the full year to ¥34 per share, compared to the ¥24 per share paid for the year ended March 2006.

In May of this year we announced Medium-Term Management Outlook, our corporate vision 3 to 5 years ahead and key strategy to realize it. Based on the ideas outlined in this document, we will continue to pursue the sustainable development of Mitsui and make every effort to increase corporate value.

We look forward to your continued support.

Shoei Utsuda

President and Chief Executive Officer

December 2006

Note: In this translated report, the term “the Group” refers to “corporate organizations” as defined in Clause 2, Article 122 of the enforcement regulations of the Corporate Law of Japan.

INTERIM BUSINESS REPORT

(April 1, 2006 to September 30, 2006)

OPERATING ENVIRONMENT

THE GLOBAL ECONOMY

An overview of our operating environment in the six-month period ended September 30, 2006 is as follows. The global economy continued its expansion, driven by the steady growth by the U.S. economy, the high growth rate of China and other emerging economies, the recovery of Europe, and the good performance of Japanese economy. In the United States, corporate profits remained robust and consumer spending continued to increase, and despite an easing in housing investment, which had been overheating, the economy performed steadily overall. China and other emerging economies continued to keep high growth, driven by further expansions in capital investment and increases in exports. The European economy demonstrated a clear recovery, supported by greater capital investment, particularly in Germany, and other factors.

The synchronized growth of the global economy made for an upward trend in international commodity markets such as crude oil, non-ferrous metals. Commodity prices reached record-high levels in the summer, and despite falling thereafter, remain at high levels. The global trend towards higher interest rates continued, and in the United States, the policy of raising interest rates that began in 2004 continued during the first half of this fiscal year, while Europe and Japan also raised interest rates.

THE JAPANESE ECONOMY

The Japanese economy continued its recovery. Exports continued to increase, driven by the global economic expansion and the weakening yen. Strong corporate sector profits led to increased capital investment particularly in the digital home appliance field, while improvements in employment and wages led to firmer consumer spending. Because of the economic recovery and the turn of the Consumer Price Index into positive territory, the Bank of Japan decided to terminate its quantitative easing policy this March, and subsequently ended its zero interest rate policy this July.

MEDIUM-TERM MANAGEMENT OUTLOOK AND BUSINESS RESULTS

The key elements of Mitsui’s new Medium-Term Management Outlook, announced in May 2006, are as follows:

•	Building a business portfolio that meets the needs of customers and of society.

•	Leveraging business engineering capabilities across Mitsui and its group companies (subsidiaries and associated companies) and optimizing resource allocation.

•	Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and creativity and freedom and open-mindedness with additional emphasis on fairness, humility and compliance. We intend to form and foster a diverse pool of capable personnel.

1	CORPORATE VISION 3 – 5 YEARS AHEAD—QUANTITATIVE SUMMARY

Looking ahead three to five years, risks in the operating environment include political, economic and environmental risks. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, we envisage achieving the parameters over the next three to five years as illustrated in the chart on the right.

2	PROGRESS ON KEY INITIATIVES IN THE MEDIUM-TERM MANAGEMENT OUTLOOK AND KEY ISSUES TO ADDRESS

(1) DEVELOPMENT OF STRATEGIC BUSINESS PORTFOLIO

i	Investment plan

The Medium-Term Management Outlook intends to make investments around ¥800.0 billion over the two years to March 31, 2008. In the six-month period ended September 30, 2006, we have made investments of ¥230.0 billion.

•	MINERAL RESOURCES AND ENERGY

In the Mineral Resources and Energy area, based on the Medium-Term Management Outlook (as shown on the right), we continued to make investments aimed at increasing our equity production volumes.

Our equity share of output	March 2005	March 2006	March 2007		5 years ahead
Oil/Gas (Kbbl/d)	114	123	153		250
Iron Ore (Mtpy)	39.5	42.2	44.7	è	50
Coal (Mtpy)	8.2	6.7	7.6		16

Our total investment in the Sakhalin II project was approximately ¥350.0 billion as of the end of September 2006, an increase of ¥47.0 billion* compared to the end of March 2006. The Sakhalin II Project continues to progress in accordance with the Production Sharing Agreement with the Russian Government, and the construction work is now more than 80% complete towards the scheduled start of LNG delivery in summer 2008. In the meantime, Sakhalin Energy Investment Company Ltd. (Bermuda) (in which we hold a 25% interest) is working closely with the relevant authorities to resolve the environmental issues raised by the Ministry of Natural Resources of the Russian Federation.	The Sakhalin II Project LNG plant (under construction)

We also acquired oil and gas interests valued at ¥53.2 billion in the offshore Gulf of Mexico, through an agreement with Pogo Producing Company of United States. Furthermore, in March 2007, we plan to make Mitsui Oil Exploration Co., Ltd. (Japan), currently one of our associated companies, into a subsidiary (in which we will increase our voting rights to 50.3%). In the Australian iron ore and coal business, we made investments of ¥26.7 billion, as part of our plan to increase production capacity.

*	Including effects from foreign exchange translation

•	INFRASTRUCTURE PROJECTS BUSINESS

In the Infrastructure Projects Business we invested ¥27.5 billion in the acquisition of Brazilian gas distribution operations. We also invested ¥10.3 billion to acquire newly-issued shares of Toyo Engineering Corporation (Japan) with the aim of enhancing collaboration in the infrastructure projects, which are growing in size in all regions.

•	GLOBAL TRADING NETWORKS BUSINESS

In the global trading networks area, in response to rising demand for salt for use as a raw material in the chlor-alkali industry, we acquired the Onslow salt field in Australia in June 2006. Furthermore, in September 2006, we launched an initiative in the automobile parts business, acquiring newly issued shares in the automobile parts manufacturer and dealer Asahi Tec Corporation (Japan), which increased its capital to fund expansion of overseas operations, particularly in the United States.

•	CONSUMER PRODUCTS AND SERVICES BUSINESS

In the consumer products and services business, we invested ¥5.8 billion to acquire newly-issued shares of Brightstar Corp. of United States, a major U.S. distributor of mobile handsets, and aim to expand our mobile phone business in the Asia-Pacific region.

ii	Continuous review of our business portfolio based on Mitsui’s business strategy

Mitsui’s President sits down twice a year for face-to-face discussions with the Chief Operating Officers of each Business Unit to review the profitability and viability of subsidiaries and associated companies. From this fiscal year, the scope of these examinations has been widened to include the entire portfolio of each Business Unit. The examinations cover business domain prioritization, recycling of inefficient assets, and improvement in the quality of monitoring of subsidiaries and associated companies.	The President and the Chief Operating Officers at the portfolio and subsidiaries and associated companies review meeting

(2) EVOLUTION OF OUR BUSINESS MODELS LEVERAGING BUSINESS ENGINEERING CAPABILITIES

In April 2006 we reached an agreement with Petróleo Brasileiro S.A. of Brazil to jointly implement a feasibility study on producing bioethanol and related products in Brazil and exporting and selling them internationally. Mitsui aims to pursue, through comprehensive cross-divisional efforts, the commercialization of bioethanol.

(3) IMPLEMENTATION OF GLOBAL STRATEGY

In accordance with our policy of strengthening our business strategy in the broad economic regions of Asia, Europe and the Americas, we introduced the Regional Business Unit system in April 2006. The Asia Business Unit is working in partnership with the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit of Mitsui’s Head Office towards the acquisition of a 25% equity stake (equivalent to approximately ¥18 billion) in Erdos Electrical Power & Metallurgical Co., Ltd. (Inner Mongolia Autonomous Region, China) with the aim of expanding our business in China.	Facilities of Inner Mongolia Erdos EJM Manganese Alloys Co., Ltd. (Erdos EJM), a joint venture of Erdos Electric Power & Metallurgical Co., Ltd., JFE Steel Corporation and Mitsui

(4) REINFORCEMENT OF MANAGEMENT FRAMEWORK TO SUPPORT GROWTH

Section 404 of the U.S. Sarbanes-Oxley Act (“SOX 404”) has become applicable to us from the fiscal year ending March 31, 2007. Mitsui and its subsidiaries subject to SOX 404 have, for the most part, completed self-evaluation on internal controls over financial reporting, and audits by the independent auditor are steadily commencing.

With regard to the DPF incident, where Mitsui sold diesel particulate filters (“DPFs”) for diesel cars for which false data had been produced and submitted to the authorities, we have completed the redemption of the DPFs in question. To ensure that we never forget the lessons learned from this incident, which caused major concern to all stakeholders, including our customers and the related authorities, and seriously damaged our social trust, we continue to work vigorously to ensure that our compliance systems are thorough and robust.

OUTLINE OF OPERATING RESULTS

(April 1, 2006 to September 30, 2006)

1	OPERATING RESULTS OF THE GROUP

•	Total Trading Transactions increased by ¥573.6 billion over the previous comparable period to ¥7,622.2 billion, and gross profit increased by ¥45.7 billion to ¥420.9 billion, reflecting increased trading in energy and chemical products. Higher profits were generated at oil and gas producing subsidiaries in Australia and the Middle East and iron ore subsidiaries in Australia, driven by rising prices of crude oil and iron ore. Profits also grew from trade in energy and precious metal products, while iron and steel products, machinery and chemicals continued to perform strongly, backed by active worldwide demand.

•	Operating income* increased by ¥19.5 billion over the previous comparable period to ¥134.3 billion. While gross profit increased, as mentioned above, selling, general and administrative expenses increased ¥25.8 billion, due to higher expenses in areas such as personnel.

*	Operating income = gross profit – selling, general and administrative expenses – provision for doubtful receivables

•	Income from continuing operations before income taxes, minority interests and equity in earnings increased by ¥22.9 billion to ¥140.6 billion. In addition to the increase in operating income, the major factors were as follows:

•	Interest expenses increased ¥8.1 billion in line with increased investment in the Sakhalin II Project and other projects, while dividend income increased ¥12.0 billion, with a major contribution from the LNG Projects in the Middle East.

•	In the previous comparable period, compensation and other charges related to the DPF incident came to ¥9.0 billion.

•	Impairment losses on goodwill and intangible assets were recorded at Mitsui Norin Co., Ltd. (Japan).

•	Equity in earnings of associated companies increased ¥35.7 billion to ¥74.5 billion.

•	In mineral resources related business, Valepar S.A. (Brazil) and Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded major increases in profit, supported by rising prices of iron ore and copper.

•	In energy business, as a result of rising oil prices, profits were higher at Japan Australia LNG (MIMI) Pty. Ltd. (Australia) which conducts LNG business in Australia and Mitsui Oil Exploration Co., Ltd. (Japan).

•	In overseas power producing business, IPM Eagle LLP (United Kingdom) recorded an increase due to expanding its business scale.

As a result of these developments, for the six-month period ended September 30, 2006, the Group recorded net income of ¥154.5 billion, ¥71.3 billion higher than the ¥83.2 billion recorded in the previous comparable period.

2	RESULTS BY OPERATING SEGMENT

•	Iron & Steel Products: Net income for the six-month period ended September 30, 2006 was ¥9.4 billion, an increase of ¥0.1 billion. High-end products such as steel tubular products and steel plates for shipbuilding and automobiles continued to perform well.

•	Iron & Steel Raw Materials and Non-Ferrous Metals: Net income for the six-month period was ¥62.2 billion, a major increase of ¥36.2 billion. Gross profit increased slightly as iron ore prices increased and coal prices fell. Supported by across-the-board rises in mineral resource prices, associated companies Valepar S.A. (Brazil), and Compania Minera Dona Ines de Collahuasi SCM (Chile), engaged in copper business, benefited particularly from rising copper prices, recorded major increases in profit.

•	Machinery & Infrastructure Projects: Net income for the six-month period was ¥18.0 billion, an increase of ¥5.2 billion. Profits increased at overseas power producing business IPM Eagle LLP (United Kingdom), as a result of business expansion and success in operations. Furthermore, net income rose at automotive related subsidiaries and associated companies in all regions.

•	Chemical: Net income for the six-month period was ¥10.4 billion, an increase of ¥8.1 billion. In upstream business, gross profit increased due to improved market conditions in ammonia, methanol and others, as well as good performance in IT–related business, plastics and inorganic raw materials resulting from increased demand, particularly in Asia. The increase also reflects the absence of the burden from compensation and other charges related to the DPF incident that were recorded in the previous comparable period.

•	Energy: Net income for the six-month period was ¥27.8 billion, an increase of ¥13.6 billion. Despite higher interest expenses due to increased investment in the Sakhalin II Project, rising oil prices resulted in a major increase in net income. There were also increases at associated companies engaged in crude oil and natural gas exploration, development and marketing (such as Japan Australia LNG (MIMI) Pty. Ltd. (Australia) and Mitsui Oil Exploration Co., Ltd. (Japan), as well as increased dividend income from LNG Projects in the Middle East.

•	Foods & Retail: Net loss for the six-month period was ¥4.2 billion, compared to net income of ¥3.6 billion recorded in the previous comparable period. Gross profit declined at Mitsui Norin Co., Ltd. (Japan) due to increased competition and a decrease in demand for beverage ingredients and restaurant and home-use products, and the Company recorded impairment losses on goodwill and intangible assets.

•	Lifestyle, Consumer Service, Information, Electronics and Telecommunication: Net income for the six-month period was ¥3.3 billion, a decrease of ¥2.3 billion. As well as a decrease in textiles and increased costs in the Information, Electronics & Telecommunication business, Mitsui Bussan House-Techno Inc. (Japan) withdrew from the houses built for sale business, booking future maintenance-related expenses in the period under review as a result. Associated companies such as QVC JAPAN INC. (Japan), operating in television shopping, recorded an increase in profit.

•	Logistics & Financial Markets: Net income for the six-month period was ¥6.4 billion, an increase of ¥1.2 billion, due to strong performance in energy derivative and other trading.

•	Americas: Net income for the six-month period for the Americas was ¥9.1 billion, an increase of ¥5.1 billion. Income from petroleum trading increased at the subsidiary Westport Petroleum Inc. (United States), and iron and steel products performed well. Rising U.S. dollar interest rates resulted in higher interest expenses.

•	Europe, Asia and Other Overseas: Net income for the six-month period for Europe was ¥2.0 billion, a decline of ¥0.7 billion. Net income for Asia was ¥3.6 billion, a decrease of ¥1.0 billion. Both declines were due to factors such as increased costs. Net income in Other Overseas was ¥6.7 billion, the same as the previous comparable period.

For further details please refer to pages 27 – 29 of this document, “Operating Segment Information”.

On a non-consolidated basis, sales for the six-month period ended September 30, 2006 were ¥5,625.4 billion. Gross profit was ¥112.7 billion, and net income was ¥71.7 billion. For details, please refer to pages 30 – 34 of this document, ‘Balance Sheets’ and ‘Statements of Income’.

3	FORECASTS FOR THE YEAR ENDING MARCH 31, 2007

Our initial forecast for net income for the fiscal year ending March 31, 2007 was ¥240.0 billion. However, as a result of good performance in metal resources and energy we have revised this to ¥300.0 billion. Full-year net income forecasts by operating segment are shown below.

•	Iron & Steel Raw Materials and Non-Ferrous Metals: Full-year net income forecasts for this segment have been revised to ¥100.0 billion, an increase of ¥45.3 billion over the previous comparable period. Reasons for this include rising prices of copper and iron ore, as well as one-time factors such as the sale of shares in Toho Titanium Co., Ltd. (Japan) and stake in aluminum smelters at Mitalco Inc. (United States), as part of business recycling.

•	Energy: Full-year net income forecasts in this segment have been revised to ¥77.0 billion, an increase of ¥36.1 billion. The principal factors for this are increased oil prices and increased oil and natural gas production following the start of oil production at the Enfield oil field in Australia.

•	Iron & Steel Products, First and Second Chemicals: Reflecting continued improvements in the business environment, full-year net income forecasts in these segment have been revised to ¥20.0 billion, an increase of ¥0.6 billion and ¥20.0 billion, an increase of ¥7.9 billion respectively. Pre-tax expenses of ¥9.0 billion relating to the DPF incident were recorded in the Chemical segment in the previous year, which are absent in the period under review.

•	Machinery & Infrastructure Projects: Full-year net income forecasts in this segment have been revised to ¥34.0 billion, an increase of ¥3.4 billion. This is a result of good performance in automotive business and shipping, as well as contributions from overseas power generator business IPM Eagle LLP (United Kingdom) following business expansion.

•	Foods & Retail: Full-year net income forecasts in this segment have been revised to ¥0.0 billion, an increase of ¥3.2 billion. In the previous fiscal year this segment recorded a net loss of ¥3.2 billion, as a result of impairment losses on fixed assets at MITSUI FOODS CO., LTD. (Japan) and other factors. We expect a net loss of ¥9.0 billion at Mitsui Norin Co., Ltd. (Japan) as a result of an impairment loss on goodwill and other factors, but we believe that this segment will begin a gentle recovery.

4	TRENDS IN COMPANY PERFORMANCE AND VALUE OF ASSETS

(1)	TRENDS IN COMPANY PERFORMANCE AND VALUE OF ASSETS (CONSOLIDATED) (UNAUDITED)

(Millions of Yen, Except Net Income per Share)

	Six-month period ended September 30, 2003	Six-month period ended September 30, 2004	Six-month period ended September 30, 2005	Six-month period ended September 30, 2006
Total Trading Transactions	¥5,943,673	¥6,712,625	¥7,048,604	¥7,622,220
Gross Profit	293,623	347,343	375,201	420,895
Net Income	25,822	62,101	83,193	154,455
Net Income per Share (Yen)	16.33	39.24	52.58	89.65
Net Assets	915,218	1,034,734	1,288,158	1,829,458
Total Assets	6,470,993	7,024,720	8,207,037	9,377,604

Notes:

1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Total Trading Transactions is a voluntary disclosure and represents the gross transaction volume of the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively “the companies”) act as principal and transactions in which the companies serve as agent. Total Trading Transactions is not meant to represent sales or revenues in accordance with US GAAP. The companies have included the information concerning Total Trading Transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies.

2.	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been reclassified.

3.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are rounded.

(2)	TRENDS IN COMPANY PERFORMANCE AND VALUE OF ASSETS (NON-CONSOLIDATED) (UNAUDITED)

(Millions of Yen, Except Net Income per Share)

	Six-month period ended September 30, 2003	Six-month period ended September 30, 2004	Six-month period ended September 30, 2005	Six-month period ended September 30, 2006
Sales	¥4,908,778	¥5,123,768	¥5,434,172	¥5,625,429
Net Income	6,397	40,646	36,305	71,685
Net Income per Share (Yen)	4.04	25.68	22.94	41.60
Net Assets	686,482	736,511	806,122	1,129,445
Total Assets	4,143,579	4,339,022	4,690,168	5,297,985

Notes:

1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in Japan.

2.	Net Income per Share was computed based on the average number of shares outstanding during the period.

3.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are rounded down.

Corporate Outline

PRINCIPAL GROUP BUSINESS (AS OF SEPTEMBER 30, 2006)

The Group operates in the following segments: Iron & Steel Products; Iron & Steel Raw Materials and Non-Ferrous Metals; Machinery & Infrastructure Projects; Chemicals; Energy; Foods & Retail; and Lifestyle, Consumer Service, Information, Electronics and Telecommunication. We carry out a variety of activities in each segment, including sales, import and export, international trading and production, as well as operating a diverse range of service businesses such as transportation and finance. In addition, we engage in natural resource development, strategic business investment and a broad range of other business initiatives.

PRINCIPAL GROUP OFFICES (AS OF SEPTEMBER 30, 2006)

• Domestic:	Head Office	Chiyoda-ku, Tokyo

	Offices and Branches	Sapporo Office, Tohoku Office (Sendai), Nagoya

Office, Osaka Office, Hiroshima Office, Fukuoka

Office, Niigata Branch, Hokuriku Branch (Toyama),

Takamatsu Branch

• Overseas:	Branches	Singapore Branch, Kuala Lumpur Branch,

Manila Branch

	Trading Subsidiaries	Mitsui & Co. (U.S.A.), Inc.

Mitsui & Co. Europe PLC (United Kingdom)

Mitsui & Co. (Australia) Ltd.

Mitsui & Co., Middle East Ltd. (U.A.E.)

Note: Other than those listed above, there are 8 offices in Japan and 144 offices overseas.

SHARES OF MITSUI & CO., LTD. (AS OF SEPTEMBER 30, 2006)

• Number of shares authorized	2,500,000,000 shares

• Number of shares outstanding	1,725,089,234 shares

• Number of shareholders	111,749 shareholders

GROUP EMPLOYEES

Operating segment	Number of Employees as of September 30, 2006	Number of Employees as of March 31, 2006	Change in Number of Employees
Iron & Steel Products	2,110	2,044	+66
Iron & Steel Raw Materials and Non-Ferrous Metals	2,573	2,504	+69
Machinery & Infrastructure Projects	10,221	9,338	+883
Chemicals	3,798	3,735	+63
Energy	1,460	1,384	+76
Foods & Retail	6,807	6,555	+252
Lifestyle, Consumer Service, Information, Electronics and Telecommunication	5,816	5,607	+209
Logistics & Financial Markets	1,281	1,239	+42
Americas	2,463	2,888	(425)
Europe	1,084	1,078	+6
Asia	2,147	2,102	+45
Other Overseas Areas	525	535	(10)
All Other	1,733	1,984	(251)

Total	42,018	40,993	+1,025

Notes:

1.	The above employee figures do not include temporary staff, seconded or part-time staff.

2.	Of the 42,018 employees at the end of September 30, 2006, 5,874 were employed by the Company (1 more than at the end of the previous fiscal period).

3.	Following corporate restructuring in April 2006, the figures of ‘All Other’ as of September 30, 2006 is the number of employees in the Corporate Staff Division.

PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

1	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (As of September 30, 2006)

Subsidiary	Operating Segment	Capital	Percentage owned by Mitsui & Co., Ltd.	Main Business
Mitsui & Co. (U.S.A.), Inc.	Americas	US$350,000 thousand	100	Trading
Mitsui Iron Ore Development Pty. Ltd. (Australia)	Iron & Steel Raw Materials and Non-Ferrous Metals	A$20,000 thousand	100 (20)	Production and marketing of iron ore

Mitsui E&P Middle East B.V. (Netherlands)	Energy	€18 thousand	60 (60)	Exploration, development and production of oil and natural gas in Oman

Mitsui Coal Holdings Pty. Ltd. (Australia)	Iron & Steel Raw Materials and Non-Ferrous Metals	A$196,593 thousand	100 (30)	Investment in Australian coal businesses

MITSUI FOODS CO., LTD. (Japan)	Foods & Retail	¥12,031 million	99.87	General foods wholesaling

Associated Company	Operating Segment	Capital	Percentage owned by Mitsui & Co., Ltd.	Main Business
Japan Australia LNG (MIMI) Pty. Ltd. (Australia)	Energy	A$369,050 thousand	50 (50)	Exploration, development and marketing of oil and natural gas

Valepar S.A. (Brazil)	Iron & Steel Raw Materials and Non-Ferrous Metals	R$7,083,206 thousand	18.24	Investment in Companhia Vale do Rio Doce, a mineral resources company in Brazil

Sakhalin Energy Investment Company Ltd. (Bermuda)	Energy	US$11,394,612 thousand	25 (25)	Exploration, development and marketing of oil and natural gas

Notes:

1.	The figures in brackets represent indirect ownership through other subsidiaries.

2.	The figures for capital have been rounded.

2	THE NUMBER OF SUBSIDIARIES AND ASSOCIATED COMPANIES

The number of subsidiaries and associated companies as of September 30, 2006, along with the interim periods of the last three years, is as follows:

(Unit: companies)

	Six-month period ended September 30, 2003	Six-month period ended September 30, 2004	Six-month period ended September 30, 2005	Six-month period ended September 30, 2006
Subsidiaries	358	355	317	318
Associated Companies Accounted for under the Equity Method	295	289	197	173

Note:	The number of companies listed above excludes those affiliated companies of certain subsidiaries (other than overseas trading subsidiaries), which are consolidated or accounted for under the equity method by those subsidiaries and companies that are managed by overseas trading subsidiaries.

Furthermore, as from the interim period under review those companies that are managed by overseas trading companies have been included with their managing company, and the data for the interim periods of the last three years has been updated and presented in the same way.

DETAILS OF SENIOR COMPANY OFFICERS (AND AUDITORS)

(AS OF NOVEMBER 1, 2006)

1	Directors and Corporate Auditors

Name	Title	Principal position/Area of operation
Nobuo Ohashi	Chairman and Director

Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer

Tetsuya Matsuoka*	Director	Infrastructure Projects Business Unit; Machinery Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Masataka Suzuki*	Director	First Chemicals Business Unit; Second Chemicals Business Unit; Foods & Retail Business Unit; Director, Mitsui & Co. Europe PLC; Director, Mitsui & Co., Middle East Ltd.

Hiroshi Tada*	Director	Iron & Steel Products Business Unit; Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit; Energy Business Unit

Yasunori Yokote*	Director	Chief Compliance Officer; Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Planning & Strategy Division, Human Resources & General Affairs Division, Information Strategic Planning Division, Corporate Communications Division, CSR Promotion Division, Legal Division, Logistics Management Division, Domestic Offices and Branches); New Business Promotion; Environmental Matters; Business Continuity Plan Management; DPF Matters; Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Kazuya Imai*	Director	Chief Financial Officer; Corporate Staff Division (Investor Relations Division, Investment Administration Division, Business Process Control Division, Accounting Division, Finance Division, Credit Risk Management Division, Market Risk Management Division, Financial Planning Division); Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co. (U.S.A), Inc.

Hiroshi Ito*	Director	Lifestyle Business Unit; Consumer Service Business Unit; Information, Electronics and Telecommunication Business Unit

Akishige Okada	Director	Advisor, Sumitomo Mitsui Banking Corporation

Akira Chihaya	Director	Representative Director and Chairman of the Board of Directors of Nippon Steel Corporation

Nobuko Matsubara	Director	Chairman, Japan Institute of Workers’ Evolution

Tasuku Kondo	Corporate Auditor

Hiroshi Matsuura	Corporate Auditor

Ko Matsukata	Corporate Auditor	Standing Advisor, Mitsui Sumitomo Marine and Fire Insurance Co., Ltd.

Yasutaka Okamura	Corporate Auditor	Attorney at Law

Hideharu Kadowaki	Corporate Auditor	Chairman, the Institute of The Japan Research Institute, Limited

Naoto Nakamura	Corporate Auditor	Attorney at Law

Notes:

1.	Akishige Okada, Akira Chihaya and Nobuko Matsubara are external Directors.

2.	Ko Matsukata, Yasutaka Okamura, Hideharu Kadowaki and Naoto Nakamura are external Corporate Auditors. Tasuku Kondo and Hiroshi Matsuura are full-time Corporate Auditors.

3.	Representative Directors are marked with an asterisk.

2	Executive Officers

Name	Title	Principal position/Area of operation
Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer

Tetsuya Matsuoka*	Executive Vice President	Infrastructure Projects Business Unit; Machinery Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Masataka Suzuki*	Executive Vice President	First Chemicals Business Unit; Second Chemicals Business Unit; Foods & Retail Business Unit; Director, Mitsui & Co. Europe PLC; Director, Mitsui & Co., Middle East Ltd.

Gempachiro Aihara	Executive Vice President	Chief Operating Officer, Asia Business Unit

Hiroshi Tada*	Executive Vice President	Iron & Steel Products Business Unit; Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit; Energy Business Unit

Yasunori Yokote*	Senior Executive Managing Officer	Chief Compliance Officer; Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Planning & Strategy Division, Human Resources & General Affairs Division, Information Strategic Planning Division, Corporate Communications Division, CSR Promotion Division, Legal Division, Logistics Management Division, Domestic Offices and Branches); New Business Promotion; Environmental Matters; Business Continuity Plan Management; DPF Matters; Chief Operating Officer; Business Process Re-Engineering Project Headquarters

Kazuya Imai*	Senior Executive Managing Officer	Chief Financial Officer; Corporate Staff Division (Investor Relations Division, Investment Administration Division, Business Process Control Division, Accounting Division, Finance Division, Credit Risk Management Division, Market Risk Management Division, Financial Planning Division); Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co. (U.S.A), Inc.

Toshihiro Soejima	Senior Executive Managing Officer	Chief Representative of Mitsui & Co., Ltd. in China

Motokazu Yoshida	Senior Executive Managing Officer	Chief Operating Officer, Americas Business Unit

Ken Abe	Senior Executive Managing Officer	Chief Operating Officer, Europe Business Unit

Hiroshi Ito*	Senior Executive Managing Officer	Lifestyle Business Unit; Consumer Service Business Unit; Information, Electronics and Telecommunication Business Unit

Yoshiyuki Izawa	Executive Managing Officer	General Manager, Osaka Office

Osamu Mori	Executive Managing Officer	Chief Operating Officer, Financial Markets Business Unit

Satoru Miura	Executive Managing Officer	General Manager, Nagoya Office

Takao Sunami	Executive Managing Officer	Chief Operating Officer, Machinery Business Unit

Junichi Matsumoto	Executive Managing Officer	Chief Operating Officer, Transportation Logistics Business Unit

Shunichi Miyazaki	Executive Managing Officer	General Manager, Internal Auditing Division

Shinjiro Ogawa	Executive Managing Officer	Chief Operating Officer, Information, Electronics and Telecommunication Business Unit

Toshimasa Furukawa	Executive Managing Officer	Chief Operating Officer, Infrastructure Projects Business Unit

Jitsuro Terashima	Executive Managing Officer	President & CEO, Mitsui Global Strategic Studies Institute

Motonori Murakami	Executive Managing Officer	Assistant to Senior Executive Managing Officer (Corporate Staff Division), Assistant to Chief Financial Officer

Koji Nakamura	Executive Managing Officer	Chief Operating Officer, Second Chemicals Business Unit

Kenichi Yamamoto	Executive Managing Officer	Chief Operating Officer, Lifestyle Business Unit

Toshio Awata	Managing Officer	General Manager, Information Strategic Planning Division; Chief Information Officer

Masaaki Murakami	Managing Officer	President, Mitsui & Co. (Canada) Ltd.

Kiyotaka Watanabe	Managing Officer	Chief Operating Officer, Iron & Steel Products Business Unit

Masaaki Fujita	Managing Officer	Chief Operating Officer, Foods & Retail Business Unit

Junichi Mizonoue	Managing Officer	Chief Operating Officer, First Chemicals Business Unit

Takao Omae	Managing Officer	President, Mitsui Brasileira Importação e Exportação S.A.

Norinao Iio	Managing Officer	Chief Operating Officer, Energy Business Unit

Osamu Koyama	Managing Officer	Executive Vice President, Mitsui & Co. (U.S.A.), Inc.

Terukazu Okahashi	Managing Officer	Deputy General Manager, Osaka Office

Osamu Takahashi	Managing Officer	Chief Operating Officer, Consumer Service Business Unit

Hideyo Hayakawa	Managing Officer	General Manager, Legal Division

Hiraku Shimomaki	Managing Officer	President, Mitsui & Co. Deutschland GmbH

Shigeru Hanagata	Managing Officer	Deputy Chief Operating Officer, Machinery Business Unit

Masami Iijima	Managing Officer	Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit

Seiichi Tanaka	Managing Officer	General Manager, Human Resources & General Affairs Division

Note: Directors are marked with an asterisk.

CONSOLIDATED BALANCE SHEETS (Unaudited)

ASSETS

(Millions of Yen)	September 30, 2006	March 31, 2006
Current Assets:
Cash and cash equivalents	¥706,464	¥697,065
Time deposits	8,343	37,028
Marketable securities	167,945	26,860
Trade receivables:
Notes and loans, less unearned interest	487,647	439,187
Accounts	2,112,643	1,997,093
Associated companies	170,967	169,709
Allowance for doubtful receivables	(27,233)	(26,703)
Inventories	752,497	695,754
Advance payments to suppliers	96,296	92,150
Deferred tax assets—current	26,196	32,569
Derivative assets	337,749	320,134
Other current assets	310,272	265,985

Total current assets	5,149,786	4,746,831

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,471,592	1,300,587
Other investments	964,794	935,675
Non-current receivables, less unearned interest	529,142	444,487
Allowance for doubtful receivables	(95,179)	(84,513)
Property leased to others—at cost, less accumulated depreciation	236,784	218,583

Total investments and non-current receivables	3,107,133	2,814,819

Property and Equipment—at Cost:
Land, land improvements and timberlands	197,256	203,170
Buildings, including leasehold improvements	354,725	349,904
Equipment and fixtures	466,658	472,069
Mineral rights	165,543	80,953
Vessels	22,339	22,376
Projects in progress	126,162	55,278

Total	1,332,683	1,183,750
Accumulated depreciation	(459,162)	(437,581)

Net property and equipment	873,521	746,169

Intangible Assets, less Accumulated Amortization	82,011	98,811

Deferred Tax Assets—Non-current	46,492	47,947

Other Assets	118,661	119,001

Total	¥9,377,604	¥8,573,578

LIABILITIES AND SHAREHOLDERS’ EQUITY

(Millions of Yen)	September 30, 2006	March 31, 2006
Current Liabilities:
Short-term debt	¥772,800	¥540,797
Current maturities of long-term debt	359,413	353,185
Trade payables:
Notes and acceptances	118,715	100,402
Accounts	2,046,939	1,762,224
Associated companies	100,313	108,252
Accrued expenses:
Income taxes	44,704	63,739
Interest	22,015	22,485
Other	75,238	72,848
Advances from customers	118,105	104,500
Derivative liabilities	259,030	214,460
Other current liabilities	168,455	168,049

Total current liabilities	4,085,727	3,510,941

Long-Term Debt, less Current Maturities	2,699,250	2,658,735

Accrued Pension Costs and Liability for Severance Indemnities	37,822	36,769

Deferred Tax Liabilities—Non-current	334,321	318,911

Other Long-Term Liabilities	254,306	252,155

Minority Interests	136,720	118,160

Shareholders’ Equity:
Common stock	295,797	295,766
Capital surplus	390,545	390,488
Retained earnings:
Appropriated for legal reserve	38,860	38,508
Unappropriated	955,286	825,306
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	205,376	216,099
Foreign currency translation adjustments	(56,536)	(83,279)
Minimum pension liability adjustment	(5,407)	(5,417)
Net unrealized gains and losses on derivatives	8,090	2,439

Total accumulated other comprehensive income (loss)	151,523	129,842

Treasury stock, at cost	(2,553)	(2,003)

Total shareholders’ equity	1,829,458	1,677,907

Total	¥9,377,604	¥8,573,578

STATEMENTS OF CONSOLIDATED INCOME

Unaudited

(Millions of Yen)	Six-Month Period ended September 30, 2006	Six-Month Period ended September 30, 2006
Revenues:
Sales of products	¥1,984,093	¥1,597,353
Sales of services	270,894	234,550
Other sales	69,628	52,240

Total revenues	2,324,615	1,884,143

Total Trading Transactions:
Six-month period ended September 30, 2006: ¥7,622,220 million
Six-month period ended September 30, 2005: ¥7,048,604 million
Cost of Revenues:
Cost of products sold	1,797,340	1,440,016
Cost of services sold	68,112	45,510
Cost of other sales	38,268	23,416

Total cost of revenues	1,903,720	1,508,942

Gross Profit	420,895	375,201

Other Expenses (Income):
Selling, general and administrative	285,019	259,167
Provision for doubtful receivables	1,610	1,218
Interest expense, net of interest income	17,920	9,835
Dividend income	(28,119)	(16,074)
Gain on sales of securities—net	(26,545)	(14,074)
Loss on write-down of securities	3,207	3,499
Gain on disposal or sales of property and equipment—net	(1,236)	(216)
Impairment loss of long-lived assets	9,964	4,771
Compensation and other charges related to DPF incident	(3,864)	9,000
Other expense—net	22,331	328

Total other expenses	280,287	257,454

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	140,608	117,747

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Income Taxes:
Current	67,620	46,782
Deferred	(8,887)	16,799

Total	58,733	63,581

Income from Continuing Operations before Minority Interests and Equity in Earnings	81,875	54,166
Minority Interests in Earnings of Subsidiaries	(5,203)	(9,001)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	74,512	38,828

Income from Continuing Operations	151,184	83,993
Income from Discontinued Operations—Net (After Income Tax Effect)	3,271	(800)

Net Income	¥154,455	¥83,193

Note:	In accordance with SFAS No.144, the figures for the six-month period ended September 30, 2005 relating to discontinued operations have been reclassified.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY (Unaudited)

(Millions of Yen)	Six-Month Period ended September 30, 2006	Year ended March 31, 2006
Common Stock:
Balance at beginning of period	¥295,766	¥192,493
Issuance of common stock	—	102,576
Common stock listed upon conversion of bonds	31	697

Balance at end of period	295,797	295,766

Capital Surplus:
Balance at beginning of period	390,488	288,048
Issuance of common stock	—	101,733
Conversion of bonds	31	695
Gain on sales of treasury stock	26	12

Balance at end of period	390,545	390,488

Retained Earnings:
Appropriated for legal reserve:
Balance at beginning of period	38,508	37,018
Transfer from unappropriated retained earnings	352	1,490

Balance at end of period	38,860	38,508

Unappropriated:
Balance at beginning of period	825,306	656,032
Net income	154,455	202,409
Cash dividends paid	(24,123)	(31,645)
Dividends paid per share
Six-month period ended September 30, 2006, ¥14.0
Year ended March 31, 2006, ¥20.0
Transfer to retained earnings appropriated for legal reserve	(352)	(1,490)

Balance at end of period	955,286	825,306

Accumulated Other Comprehensive Income (Loss)
(After Income Tax Effect)
Balance at beginning of period	129,842	(49,551)
Unrealized holding gains and losses on available-for-sale securities	(10,723)	115,920
Foreign currency translation adjustments	26,743	59,508
Minimum pension liability adjustments	10	274
Net unrealized gains and losses on derivatives	5,651	3,691

Balance at end of period	151,523	129,842

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Treasury stock, at cost:
Balance at beginning of period	(2,003)	(1,212)
Purchases of treasury stock	(647)	(862)
Sales of treasury stock	97	71

Balance at end of period	(2,553)	(2,003)

Summary of Changes in Equity from Nonowner Sources Comprehensive income:
Net income	154,455	202,409
Other comprehensive income
(After income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(10,723)	115,920
Foreign currency translation adjustments	26,743	59,508
Minimum pension liability adjustment	10	274
Net unrealized gains and losses on derivative	5,651	3,691

Changes in equity from nonowner sources	¥176,136	¥381,802

Note:	Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Supplementary Information) (Unaudited)

(Millions of Yen)	Six-Month Period ended September 30, 2006	Six-Month Period ended September 30, 2005
Operating Activities:
Net Income	¥154,455	¥83,193
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations—net (after income tax effect)	(3,271)	800
Depreciation and amortization	38,909	36,030
Pension and severance costs, less payments	(751)	3,213
Provision for doubtful receivables	1,610	1,218
Gain on sales of securities—net	(26,545)	(14,074)
Loss on write-down of securities	3,207	3,499
Gain on disposal or sales of property and equipment—net	(1,236)	(216)
Impairment loss of long-lived assets	9,964	4,771
Deferred income taxes	(8,887)	16,799
Minority interests of earnings of subsidiaries	5,203	9,001
Equity in earnings of associated companies, less dividends received	(20,256)	(11,108)
Changes in operating assets and liabilities:
Increase in trade receivables	(186,372)	(51,660)
Increase in inventories	(51,785)	(37,159)
Increase in trade payables	131,931	40,666
Other—net	(7,675)	(47,508)
Net cash used in operating activities of discontinued operations	(2,541)	(3,431)

Net cash provided by operating activities	35,960	34,034

Investing Activities:
Net (increase) decrease in time deposits	28,491	(1,651)
Net increase in investments in and advances to associated companies	(68,313)	(53,318)
Net increase in other investments	(64,472)	(72,949)
Net decrease in long-term loan receivables	11,598	23,240
Net increase in property leased to others and property and equipment	(139,316)	(79,917)

Net cash used in investing activities	(232,012)	(184,595)

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Financing Activities:
Net increase in short-term debt	210,089	81,594
Net increase in long-term debt	50	114,607
Capital contribution from minority interests	17,095	—
Purchases of treasury stock—net	(440)	(346)
Payments of cash dividends	(24,123)	(15,824)

Net cash provided by financing activities	202,671	180,031

Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,780	8,755

Net Increase (Decrease) in Cash and Cash Equivalents	9,399	38,225
Cash and Cash Equivalents at Beginning of Period	697,065	791,810

Cash and Cash Equivalents at End of Period	¥706,464	¥830,035

Note:	In accordance with SFAS No. 144, the figures for the six-month period ended September 30, 2005 relating to discontinued operations have been reclassified.

OPERATING SEGMENT INFORMATION

(Unaudited)

The companies allocate their resources and review their performance by operating segments comprised of the business units of the Head Office, overseas branches and offices, and overseas trading subsidiaries. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into six product-focused reportable operating segments and four region-focused reportable operating segments.

Six-month period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service, Information, Electronics and Telecommunication	Logistics & Financial Markets
Total Trading Transactions	676,584	846,549	1,029,226	1,153,972	1,038,187	941,603	725,425	90,191
Gross Profit	27,820	57,758	46,976	51,431	38,355	40,600	61,911	30,590
Operating Income (Loss)	12,256	45,734	7,161	16,934	22,231	7,145	6,961	12,841
Equity in Earnings of Associated Companies	1,443	31,738	13,056	2,576	17,866	1,512	3,464	900
Net Income (Loss)	9,442	62,162	18,012	10,405	27,785	(4,152)	3,281	6,370
Total Assets at September 30, 2006	610,718	969,767	1,458,086	917,917	1,319,464	723,136	801,978	774,065

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	591,791	230,265	258,611	34,893	7,617,297	3,879	1,044	7,622,220
Gross Profit	31,890	10,821	13,096	2,390	413,638	4,180	3,077	420,895
Operating Income (Loss)	11,738	1,698	4,426	(109)	149,016	(1,512)	(13,238)	134,266
Equity in Earnings of Associated Companies	1,696	166	102	273	74,792	58	(338)	74,512
Net Income (Loss)	9,123	1,979	3,584	6,734	154,725	4,212	(4,482)	154,455
Total Assets at September 30, 2006	464,618	152,412	189,328	89,459	8,470,948	2,958,306	(2,051,650)	9,377,604

Six-month period ended September 30, 2005 (from April 1, 2005 to September 30, 2005) (Restated)

(Millions of Yen)

	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service, Information, Electronics and Telecommunication	Logistics & Financial Markets
Total Trading Transactions	699,381	862,791	1,057,463	1,001,076	779,793	920,665	687,695	43,608
Gross Profit	27,635	55,420	41,576	46,052	33,299	42,454	60,752	20,131
Operating Income (Loss)	12,928	44,782	9,692	14,790	15,519	6,031	10,006	6,107
Equity in Earnings of Associated Companies	1,576	9,487	6,489	2,129	14,121	1,722	807	1,803
Net Income (Loss)	9,296	26,005	12,803	2,332	14,200	3,568	5,616	5,229
Total Assets at September 30, 2005	551,025	795,334	1,149,442	787,339	1,143,621	714,139	757,024	518,894

	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	523,975	194,074	242,423	34,833	7,047,777	4,442	(3,615)	7,048,604
Gross Profit	24,081	10,520	12,365	2,274	376,559	3,842	(5,200)	375,201
Operating Income (Loss)	5,286	2,694	5,170	368	133,373	(1,777)	(16,780)	114,816
Equity in Earnings of Associated Companies	1,011	134	56	281	39,616	94	(882)	38,828
Net Income	3,977	2,692	4,550	6,668	96,936	5,333	(19,076)	83,193
Total Assets at September 30, 2005	463,062	146,515	177,014	76,274	7,279,683	2,753,193	(1,825,839)	8,207,037

Notes:

1.	In accordance with SFAS No.144, the figures of “Consolidated Total” for the six-month period ended September 30, 2005 have been reclassified. The reclassifications to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2006 and 2005 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

4.	Transfers between operating segments are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

6.	Starting from the year ended March 31, 2006, Iron & Steel Products and Iron & Steel Raw Materials and Non-Ferrous Metals which formally composed the “Metal Products & Minerals,” and Foods & Retail, which was formally included in “Consumer Products & Services” are disclosed as a separate product-focused reportable operating segment, and Electronics & Information, which was formally included in the “Machinery, Electronics & Information” is aggregated to Life Style and Consumer Service, which were formally included in “Consumer Products & Services” and disclosed as “Life Style, Consumer Service, Information, Electronics and Telecommunication.” Machinery and Infrastracture Projects, which were formally included in “Machinery, Electronics & Information,” are disclosed as “Machinery & Infrastracture Projects.” Also, starting from the six-month period ended September 30, 2006, Mitsui & Co., Financial Services (Europe) which was formerly included in “Europe,” is transferred to “All Other,” in order to centralize the operation of financing services to the companies and associated companies. The operating segment information for the six-month period ended September 30, 2005 has been restated to conform to the current period presentation.

BALANCE SHEETS (Unaudited)

ASSETS

(Millions of Yen)	Six-Month Period ended September 30, 2006	Year ended March 31, 2006
Current Assets
Cash and Time Deposits	¥329,818	¥420,540
Notes Receivable, Trade	267,934	241,929
Accounts Receivable, Trade	1,473,768	1,368,569
Securities	261,053	21,449
Inventories	199,898	223,949
Advance Payments to Suppliers	42,600	44,291
Short-Term Loans Receivable	147,161	188,343
Deferred Tax Assets—Current	14,977	19,200
Other	222,448	239,140
Allowance for Doubtful Receivables	(15,549)	(15,801)

Total Current Assets	2,944,111	2,751,614
Non-Current Assets
Tangible Assets (Net)	93,570	95,598
Intangible Assets	24,331	23,116
Investments and Other Assets:
Investments in Securities and Subsidiaries and Associated Companies	1,633,937	1,560,592
Ownership in Subsidiaries and Associated Companies	317,483	264,670
Long-Term Loans Receivable	192,519	180,374
Other	185,907	179,616
Allowance for Doubtful Receivables	(93,874)	(93,072)
Total Investments and other Assets	2,235,972	2,092,181

Total Non-Current Assets	2,353,874	2,210,896

Total Assets	5,297,985	4,962,510

LIABILITIES, NET ASSETS AND SHAREHOLDERS’ EQUITY

(Millions of Yen)	Six-Month Period ended September 30, 2006	Year ended March 31, 2006
Current Liabilities
Notes Payable, Trade	¥62,371	¥55,561
Accounts Payable, Trade	1,133,243	1,072,438
Short-Term Borrowings	334,224	215,602
Commercial Paper	48,000	50,000
Accounts Payable, Other	201,940	87,838
Advances from Customers	43,398	44,719
Reserve for Directors’ Bonuses	121	—
Other	128,318	126,622

Total Current Liabilities	1,951,619	1,652,782
Long-Term Liabilities
Bonds	508,400	518,400
Convertible Bonds	91,320	91,382
Long-Term Borrowings	1,474,267	1,476,864
Liability for Retirement Benefits	6,823	5,842
Allowance for the obligation for guarantees and commitments	4,872
Deferred Tax Liabilities—Non-Current	74,257	68,192
Other	56,979	58,040

Total Long-Term Liabilities	2,216,920	2,218,720

Total Liabilities	4,168,539	3,871,502

Net Assets
Shareholders’ Equity
Common Stock	295,797	—
Capital Surplus:
Capital Reserve	322,219	—
Other Capital Surplus	45	—

Total Capital Surplus	322,265	—
Retained Earnings
Legal Reserve	27,745	—
Other Retained Earnings:
General Reserve	176,851	—
Special Reserve	1,619	—
Reserve for Loss on Overseas Investments	4,211	—
Reserve for Tax-Deductible Write-down of Tangible Assets	1,482	—
Retained Earnings Brought Forward	123,502	—

Total Retained Earnings	335,413	—
Treasury Stock	(2,366)	—
Total Shareholders’ Equity	951,109	—
Difference of Appreciation and Conversion
Net Unrealized Gain on Available-for-Sale Securities	181,808	—

(continued on next page)

(continued from previous page)

Deferred Gains or Losses on Hedges	(3,472)	—

Total Difference of Appreciation and Conversion	178,336	—

Total Net Assets	1,129,445	—

Total Liabilities and Net Assets	5,297,985	—

Shareholders’ Equity
Common Stock	—	295,766
Capital Surplus
Capital Reserve	—	322,189
Other Capital Surplus	—	32

Total Capital Surplus	—	322,221
Retained Earnings
Legal Reserve	—	27,745
Voluntary Reserves	—	185,144
Unappropriated Retained Earnings	—	75,191
Total Retained Earnings	—	288,081
Net Unrealized Gain on Available-for-Sale Securities	—	186,853
Treasury Stock	—	(1,914)

Total Shareholders’ Equity	—	1,091,007

Total Liabilities and Shareholders’ Equity	—	4,962,510

Notes:

1.	Figures less than ¥1 million are rounded down.

2.	For the six-month period ended September 30, 2006, the amounts of items listed below were as follows:

(1) Accumulated Depreciation of tangible assets:	¥86,955 million
(2) Assets pledged as security:	¥93,349 million
(3) Guarantees and contingent liabilities:
• Guarantees:	¥1,336,808 million
Commitments and other letters similar to guarantees amounting to ¥74,867 million are included in guarantees.
• Notes receivable discounted:	¥53,902 million

STATEMENTS OF INCOME (Unaudited)

(Millions of Yen)	Six-Month Period ended September 30, 2006	Six-Month Period ended September 30, 2005(*)
Sales	¥5,625,429	¥5,434,172
Cost of Sales	5,512,747	5,328,740

Gross Profit	112,682	105,431
Selling, General and Administrative Expenses	100,900	98,785

Operating Profit	11,781	6,646
Non-Operating Income
Interest Income	8,250	8,603
Dividend Income	81,797	69,309
Other	6,207	6,433

Total Non-Operating Income	96,255	84,346
Non-Operating Expenses
Interest Expense	16,290	11,192
Other	7,149	6,376

Total Non-Operating Expenses	23,440	17,568

Ordinary Profit	84,596	73,423
Extraordinary Gains
Gain on Sales of Tangible Assets	34	120
Gain on Sales of Investments in Securities and Subsidiaries and Associated Companies	25,502	9,008
Gain on Reversal of Provision for Doubtful Receivables	947	1,076

Gain on Reversal of Compensation and Other Charges Related to DPF Incident	3,864	—

Total Extraordinary Gains	30,348	10,204
Extraordinary Losses
Loss on Sales of Tangible Assets	238	249
Impairment Losses	201	2,455
Loss on Sale of Investments in Securities and Subsidiaries and Associated Companies	212	296
Loss on Write-Down of Investments in Securities and Subsidiaries and Associated Companies	6,789	5,920
Provision for Doubtful Receivables from Securities and Subsidiaries and Associated Companies	3,665	1,956
Provision for the obligation for guarantees and commitments	4,872
Compensation and Other Charges Related to DPF Incident	—	9,000

Total Extraordinary Losses	15,980	19,878

(*) Supplementary information	[Continued on next page]

[Continued from previous page]

Income before Income Taxes	98,964	63,750
Income Taxes—Current	11,072	6,845
Income Taxes—Deferred	16,207	20,599

Net Income	71,685	36,305
Unappropriated Retained Earnings at Beginning of Period	—	16,507

Unappropriated Retained Earnings at end of period	¥—	¥52,813

Notes:

1.	Figures less than ¥1 million are rounded down.

2.	Net income per share for the six-month period ended September 30, 2006: ¥41.60.

CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(April 1, 2006 to September 30, 2006)

(Unit: Millions of Yen)

	Shareholders’ Equity
	Common Stock	Capital Surplus			Retained Earnings
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Legal Reserve	Other Retained Earnings
						General Reserve	Special Reserve	Reserve for Loss on Overseas Investments
Balance as of March 31, 2006	295,766	322,189	32	322,221	27,745	176,851	1,619	5,075
Changes during Interim Period
New Share Issuance	31	30		30
Reversal of Reserve for Loss on Overseas Investments								(863)
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets
Dividend from Surplus
Bonuses to Directors
Net Income
Acquisition of Treasury Stock
Disposal of Treasury Stock			13	13
Changes to Items other than Shareholders’ Equity (net)
Total Changes during Interim Period	31	30	13	43	—	—	—	(863)
Balance as of September 30, 2006	295,797	322,219	45	322,265	27,745	176,851	1,619	4,211

	Shareholders’ Equity					Difference of Appreciation and Conversion			Total Net Assets
	Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gain on Avairable -for-Sale Securities	Deferred Gains or Losses on Hedges	Total Difference of Appreciation and Conversion
	Other Retained Earnings		Total Retained Earnings
	Reserve for Tax-Deductible Write-down of Tangible Assets	Retained Earnings Brought Forward
Balance as of March 31, 2006	1,597	75,191	288,081	(1,914)	904,154	186,853	—	186,853	1,091,007
Changes during Interim Period
New Share Issuance					61				61
Reversal of Reserve for Loss on Overseas Investments		863	—		—				—
Reversal of Reserve for Tax-Deductible Write-down of Tangible Assets	(114)	114	—		—				—
Dividend from Surplus		(24,123)	(24,123)		(24,123)				(24,123)
Bonuses to Directors		(230)	(230)		(230)				(230)
Net Income		71,685	71,685		71,685				71,685
Acquisition of Treasury Stock				(475)	(475)				(475)
Disposal of Treasury Stock				23	36				36
Changes to Items other than Shareholders’ Equity (net)						(5,044)	(3,472)	(8,516)	(8,516)
Total Changes during Interim Period	(114)	48,310	47,331	(452)	46,954	(5,044)	(3,472)	(8,516)	38,438
Balance as of September 30, 2006	1,482	123,502	335,413	(2,366)	951,109	181,808	(3,472)	178,336	1,129,445

These financial statements, which are on a non-consolidated basis, have been prepared in accordance with accounting principles generally accepted in Japan.

Management Philosophy (MVV)

Mission

We will contribute to the creation of a future where the dreams of the inhabitants of our irreplaceable Earth can be fulfilled.

Vision

We aim to become a global business enabler that can meet the needs of our customers throughout the world.

Values

•	Making it a principle to be fair and humble, we, with sincerity and in good faith, will strive to be worthy of the trust society places in us.

•	With lofty aspirations and from an honest perspective, we will pursue business that benefits society.

•	Always taking on the challenge of new fields, we will dynamically create business that can lead the times.

•	Making the most of our corporate culture that fosters “Freedom and Open-mindedness,” we will fully demonstrate our abilities as a corporation as well as individuals.

•	In order to nurture human resources full of creativity and a superior sense of balance, we will provide our people with a workplace for self-development as well as self-realization.

Shareholders’ information

Fiscal year end	March 31

Record date	March 31

Interim dividend record date	September 30

General Shareholders’ Meeting	June

Manager of the Register of Shareholders	The Chuo Mitsui Trust & Banking Company Limited
(head office)	33-1 Shiba, 3-chome
Minato-ku, Tokyo

Contact information for above	The Chuo Mitsui Trust & Banking Company Limited, Stock
Transfer Agency Division
8-4 Izumi, 2-chome
Suginami-ku, Tokyo
168-0063
Tel: 0120-78-2031 (free dial)

Representative branches for transfer agent	The Chuo Mitsui Trust & Banking Company Limited (various
locations around the country)
Japan Securities Agents, Ltd. (main office, various locations around the country)

Stock exchange listings	Tokyo, Osaka, Nagoya, Sapporo, Fukuoka

Mitsui & Co., Ltd.	2-1, Ohtemachi 1-chome
Chiyoda-ku, Tokyo
100-0004
Tel: 03-3285-1111 (general)
Website: www.mitsui.co.jp